# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATN International, Inc., CIK 0000879585
CUSIP: 00215F107
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 500 Cummings Center, Beverly, Massachusetts (MA), 01915
Date of event which requires filing of this statement: 08/10/2026
Filed by CIK 0000922147
Persons authorized to receive notices and communications: Cornelius B. Prior, Jr., 5521 Curacao Gade, St. Thomas, Virgin Islands British (D8), 00802, 978-619-1300

## Reporting persons
- Cornelius B. Prior, Jr. (CIK 0000922147): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,969,803; shared voting power 372,325; sole dispositive power 3,969,803; shared dispositive power 372,325; aggregate amount beneficially owned 4,342,128 (28.19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.01 per share
Name of issuer: ATN International, Inc.
Address of issuer's principal executive offices: 500 Cummings Center, Beverly, Massachusetts (MA), 01915
Comment:
EXPLANATORY NOTE:

As detailed below, Cornelius B. Prior, Jr. has agreed to several transactions involving gifts and open market sales with respect to shares of Common Stock, $0.01 par value ("Common Stock"), of ATN International, Inc. (the "Company" or the "Issuer") during the 19-month period ending March 3, 2028 (the "Transaction Period"). The shares of Common Stock subject to the Dispositions (as defined below), if and when completed, would represent approximately 1% of the aggregate number of shares of Common Stock of the Company (using the closing price of $30.26 per share of Common Stock on September 15, 2026 and based on 15,403,357 shares of Common Stock outstanding as of August 10, 2026); however, this is an estimate provided for illustrative purposes only and the actual number of shares of Common Stock to be transferred and sold in connection with the Dispositions may be lower or higher depending on the per share price of Common Stock at the time of the contemplated transfers and sales.

On August 12, 2026, Mr. Prior entered into that certain Transfer Agreement (the "University Agreement") with the President and Fellows of Harvard University (the "University"), pursuant to which Mr. Prior committed to gift $5 million to the University for no consideration during the Transaction Period (the "Planned Gift"). As set forth in the University Agreement, the charitable purpose of the Planned Gift is intended to benefit the Salata Institute for Climate and Sustainability by establishing the Sea Level Investigation and Management Fund. The University Agreement provides that the Planned Gift will be fulfilled in 16 installments on or by March 3, 2028 (the "Installments"), with eight Installments consisting of monthly transfers of $375,000 to the University from August 2026 to March 2027 and eight Installments consisting of monthly transfers of $250,000 to the University from August 2027 to March 2028. As of the date of this Amendment No. 2 (as defined below), Mr. Prior intends to satisfy the Planned Gift by transferring an aggregate of $5 million in shares of Common Stock to the University. Accordingly, Mr. Prior gifted to the University 12,000 shares of Common Stock on August 10, 2026 and 12,500 shares of Common Stock on September 4, 2026 in satisfaction of the first two Installments of the Planned Gift. Additionally, VI E-Cell Tropical Telecom Ltd. ("VI E-Cell"), a U.S. Virgin Islands limited company that is 80% owned by Mr. Prior and of which Mr. Prior serves as the chairman, and the Prior Family Foundation (the "Foundation"), a charitable trust for which Mr. Prior serves as co-trustee, engaged in transactions to sell 61,262 and 20,000, respectively, of shares of Common Stock between June 25, 2026 and September 3, 2026 (together, the "Sales"). As of the date of this Amendment No. 2, VI E-Cell expects to sell 20,174 shares of Common Stock prior to December 31, 2026, and the Foundation expects to sell 5,000 shares of Common Stock prior to December 31, 2026 (together, the "Expected Sales" and, together with the Planned Gift and the Sales, the "Dispositions").

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed to reflect the Dispositions and amends and supplements the initial statement on Schedule 13D filed by Mr. Prior with the Securities and Exchange Commission (the "SEC") on May 7, 2024, as amended by the Amendment No. 1 to Schedule 13D filed by Mr. Prior with the SEC on June 15, 2026 (the "Original Schedule 13D"). Except as set forth below, all items of the Original Schedule 13D remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

Mr. Prior entered into the University Agreement and committed to the Planned Gift for charitable purposes. The University Agreement provides that the Planned Gift will be fulfilled in 16 installments on or by March 3, 2028, with eight Installments consisting of monthly transfers of $375,000 to the University from August 2026 to March 2027 and eight Installments consisting of monthly transfers of $250,000 to the University from August 2027 to March 2028. As of the date of this Amendment No. 2, Mr. Prior intends to satisfy the Planned Gift by transferring an aggregate of $5 million in shares of Common Stock to the University, and as of the date of this Amendment No. 2, two of the Installments have been completed by Mr. Prior's transfer to the University of 12,000 shares of Common Stock on August 10, 2026 and of 12,500 shares of Common Stock on September 4, 2026. Additionally, as of the date of this Amendment No. 2, VI E-Cell expects to sell 20,174 shares of Common Stock prior to December 31, 2026, and the Foundation expects to sell 5,000 shares of Common Stock prior to December 31, 2026.

Mr. Prior may continue to explore opportunities to gift or sell (in the open market, through negotiated or private transactions or otherwise), subject to market conditions and other factors, additional shares of Common Stock that he directly and indirectly beneficially owns, including for charitable, tax, and/or estate planning purposes. In the future, Mr. Prior may cease his exploration of opportunities to gift or sell shares of Common Shares, and/or terminate or temporarily suspend any gift or sales activities in which he is engaged, as Mr. Prior may deem advisable. Mr. Prior, at any time and from time to time, may also review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons. Any such action may be made by Mr. Prior alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Mr. Prior is the beneficial owner of 4,342,128 shares of Common Stock, consisting of: 3,969,803 shares of Common Stock held directly by Mr. Prior; (ii) 8,227 shares of Common Stock held by Tropical Aircraft Co., of which Mr. Prior is the sole shareholder and President; (iii) 500 shares of Common Stock held by Gertrude J. Prior, Mr. Prior's wife; (iv) 343,424 shares of Common Stock held by the Prior Family Foundation, a charitable trust for which Mr. Prior serves as co-trustee; and (v) 20,174 shares of Common Stock held by VI E-Cell Tropical Telecom Ltd., a U.S. Virgin Islands limited company that is 80% owned by Mr. Prior and of which Mr. Prior serves as chairman. Mr. Prior disclaims beneficial ownership of the shares of Common Stock held by (i) VI E-Cell except to the extent of his pecuniary interest therein; (ii) held by his wife, and (iii) held by the Prior Family Foundation.

The percentage calculation herein is based upon the statement in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2026, that there were 15,403,357 shares of Common Stock of the Issuer outstanding as of August 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Mr. Prior has sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to 3,969,803 shares of Common Stock. Mr. Prior has shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to 372,325 shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by Mr. Prior during the past 60 days.

On June 25, 2026, VI E-Cell sold 500 shares of Common Stock at a weighted average price of $27.075 per share in open market sales. The shares of Common Stock were sold at prices ranging from $27.05 to $27.10, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On June 26, 2026, VI E-Cell sold 500 shares of Common Stock at a price of $27.10 per share in open market sales.

On June 29, 2026, VI E-Cell sold 500 shares of Common Stock at a weighted average price of $27.65 per share in open market sales. The shares of Common Stock were sold at prices ranging from $27.52 to $27.86, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On August 6, 2026, VI E-Cell sold 500 shares of Common Stock at a weighted average price of $29.74 per share in open market sales. The shares of Common Stock were sold at prices ranging from $28.76 to $30.50, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On August 7, 2026, VI E-Cell sold 5,000 shares of Common Stock at a weighted average price of $31.04 per share in open market sales. The shares of Common Stock were sold at prices ranging from $30.75 to $31.20, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On August 10, 2026, Mr. Prior transferred 12,000 shares of Common Stock to the University for no consideration.

On August 10, 2026, VI E-Cell sold 6,500 shares of Common Stock at a weighted average price of $32.49 per share in open market sales. The shares of Common Stock were sold at prices ranging from $32.10 to $33.00, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On August 10, 2026, VI E-Cell sold 500 shares of Common Stock at a price of $33.25 per share in open market sales.

On August 13, 2026, VI E-Cell sold 2,500 shares of Common Stock at a weighted average price of $32.05 per share in open market sales. The shares of Common Stock were sold at prices ranging from $32.00 to $32.10, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On August 14, 2026, VI E-Cell sold 26 shares of Common Stock at a price of $32.10 per share in open market sales.

On August 14, 2026, the Prior Family Foundation sold 5,000 shares of Common Stock at a weighted average price of $31.30 per share in open market sales.

On August 17, 2026, VI E-Cell sold 5,745 shares of Common Stock at a weighted average price of $31.79 per share in open market sales. The shares of Common Stock were sold at prices ranging from $31.52 to $32.20, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On August 17, 2026, the Prior Family Foundation sold 5,000 shares of Common Stock at a weighted average price of $31.44 per share in open market sales.

On August 18, 2026, VI E-Cell sold 1,000 shares of Common Stock at a price of $31.75 per share in open market sales.

On August 19, 2026, VI E-Cell sold 10,000 shares of Common Stock at a weighted average price of $31.86 per share in open market sales. The shares of Common Stock were sold at prices ranging from $31.70 to $32.00, inclusive. Mr. Prior undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges set forth above in this Item 5(c).

On August 20, 2026, VI E-Cell sold 500 shares of Common Stock at a price of $31.25 per share in open market sales.

On August 20, 2026, the Prior Family Foundation sold 5,000 shares of Common Stock at a weighted average price of $31.09 per share in open market sales.

On August 21, 2026, VI E-Cell sold 5,367 shares of Common Stock at a price of $31.32 per share in open market sales.

On August 24, 2026, VI E-Cell sold 10,000 shares of Common Stock at a price of $31.34 per share in open market sales.

On August 24, 2026, the Prior Family Foundation sold 5,000 shares of Common Stock at a weighted average price of $31.00 per share in open market sales.

On September 2, 2026, VI E-Cell sold 2,582 shares of Common Stock at a price of $31.12 per share in open market sales.

On September 3, 2026, VI E-Cell sold 4,542 shares of Common Stock at a price of $31.02 per share in open market sales.

On September 4, 2026, Mr. Prior transferred 12,500 shares of Common Stock to the University for no consideration.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Cornelius B. Prior, Jr.: /s/ Cornelius B. Prior, Jr., Cornelius B. Prior, Jr. (09/18/2026)